February 14, 2006

Ms. Rebekah Toton

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0511

Washington, D.C. 20549

Re:	Eastern Services Holdings, Inc.

Registration Statement on the Form SB-2, as amended

Filed November 10, 2005

File No. 333-128415

Dear Ms. Toton:

We represent Eastern Services Holdings, Inc. (“Eastern” or the “Company”). We are in receipt of your letter dated December 9, 2005 regarding the above referenced filing and the following are our responses:

General

1.

Throughout your registration statement, you refer to your date of inception as November 9, 2004. We note your disclosure that Eastern Services Holdings was incorporated solely as a “holding vehicle to own and control a tax analysis services companies.” Revise to clarify whether you formed Eastern Services Holdings as a holding company for Eastern Services Group, Inc. only or if you intend to acquire additional tax analysis services companies. Furthermore, the business of Eastern Services Group, Inc. has been ongoing since 1998 and you currently have no other business operation, so it is unclear why you are highlighting your results of operations since the date of inception of Eastern Services Holdings versus referencing the historical results of operations of your business. Moreover, your financial statements and management’s discussion and analysis refer to periods prior to November 9, 2004. Therefore, you should remove all references to operations since the date of inception since your business operations have been ongoing since 1998 or advise as to why such presentation is useful to investors.

ANSWER:

The Company was incorporated initially as a holding vehicle to own Eastern Services Group, Inc. The Company does not anticipate the acquisition of additional tax analysis services companies. References to financial statements since inception have been removed.

2.

Richard Carrigan, the sole shareholder of Eastern Services Group, Inc., is now your largest shareholder as a result of a share exchange between Eastern Services Group, Inc. and you. Anslow and Jaclin, LLP, counsel on this offering, represented both parties in the share exchange. See Section 7.21 of the Share Exchange Agreement. We note that Mr. Carrigan was the sole shareholder of Grant Enterprises, LLC and is now also the largest shareholder of Grant Enterprises, Inc. With the exception of one shareholder, the selling shareholders named in this prospectus are the same selling shareholders named in the registration statement on Form SB-2 filed by Grant Enterprises, Inc. on August 5, 2005. Please explain. Tell us the extent of Anslow and Jaclin, LLP’s and Mr. Carrigan’s participation in the unregistered offerings conducted in December 2004 by Grant Enterprises and Eastern Services Holdings. Were these two unregistered offerings conducted together? Were there other offerings with the same investors? Was a party other than Anslow and Jaclin and Mr. Carrigan involved?

ANSWER:

The Company's offering and the Grant Enterprises, Inc. offering were not conducted together. A separate offering document was prepared for each entity. However, because Mr. Carrigan is the principal shareholder of the Company and is the sole officer and director of Grant Enterprises, Inc. he solicited subscriptions from many of the same investors. We have been advised that some of these shareholders also subscribed to another offering undertaken by a third company. Mr. Richard Carrigan introduced some of the same shareholders to this company, which remains a private company. Anslow &Jaclin, LLP did not seek investors on the behalf of any of these companies and serves solely as legal counsel. The offering documents are attached as an exhibit to this amendment of the Company's Form Sb-2.

3.	Please make certain that you next amendment contains consecutively numbered pages.

ANSWER:	This amendment to the Company’s Form SB-2 has been revised to include numbered pages.

Cover

4.	Please tell us the reason that Corporation Services Corporation is listed as your agent for service considering that your principal executive offices are located within the United States.

ANSWER:	The reference to Corporation Service Corporation as the Company’s agent for service has been removed from the cover page.

5.

As there is no recognized public market for your common stock being registered, it does not appear that you can rely on Rule 457(c) to calculate the registration fee. Please register your offering and calculate your fee under the appropriate paragraph of Rule 457.

ANSWER:	The registration fee has been revised to reflect calculation in accord with Rule 457(o).

6.

You should revise the cover of your prospectus to provide only the information required by Item 501 of Regulation S-B. In this regard, you should relocate the discussion of penny stock considerations to an appropriate section of the prospectus.

ANSWER:	Reference to penny stock considerations has been removed from the cover page.

About Our Company, page 1

7.

Revise to provide a balanced description of your company. For example, you should disclose your lack of operating history, your recent significant decrease in revenues and your dependence on Ms. Rahman and Mr, Carrigan.

ANSWER:

This section of the Form SB-2 has been amended to include discussion of the Company’s lack of operating history, the Company’s decrease in revenue, and the Company’s dependence on Ms. Rahman and Mr. Carrigan.

8.

This summary should highlight information found elsewhere in your prospectus. In this regard, we note your disclosure in the second paragraph regarding the goals for your business. However, we are unable to locate any detailed disclosure relating to your “current market and growth strategies,” “solid reputation in the industry,” or trends in “client loyalty” elsewhere in prospectus. Please revise your management’s discussion and analysis and business sections, as appropriate, to provide such disclosure.

ANSWER:	This section of the Form SB-2 has been revised to exclude language relating to your “current market and growth strategies,” “solid reputation in the industry,” or trends in “client loyalty.”

9.	We note your disclosure that you had $235,420 in revenues from date of inception to December 31, 2004. However, it appears that these were actually your revenues for the full fiscal year.

ANSWER:	This section of the Form SB-2 has been amended to disclose that as of September 30, 2004, Eastern Services Group, Inc., the Company’s wholly owned subsidiary, had revenues of $235,420.

Risk Factors

10.

We note that Mr. Rahman, your sole executive officer and director, discharges all of the functions of all officers of this company. Please provide more prominent and specific disclosure of the risks that are posed by an organizational structure in which one person has all managerial responsibilities. Address the possible effects of having only one individual create and maintain effective disclosure and accounting controls and procedures, as well as the risk to both the Company and investor that such individual may not possess the requisite knowledge or skill to create and implement adequate controls and procedures.

ANSWER:	A risk factor has been added to discuss the risks related to Ahkee Rahman discharging discharges all of the functions of all officers of the Company.

We have a limited operating history...

11.

The risk factor appears to address more than one distinct risk to investors. You should revise to discuss each risk individually, under a separate subheading. For example, it appears that the risk posed by your limited assets and financial resources is different than the risk posed by the problems, expenses and difficulties encountered by small developing companies.

ANSWER:	This risk factor has been revised to discuss each risk under a separate subheading.

12.	Under a separate risk factor, specifically discuss the geographic market in which you operate and the risk posed by the competitive environment of that market.

ANSWER:

A risk factor has been added to disclose that the Company operates primarily in Nevada and that the Company may have difficulty competing with larger companies that offer tax service analysis services to casino operations.

Our future success is dependent, in part, on the performance and continued service...

13.

We note your disclosure that you are dependent upon the experience, abilities and continued services of Ms. Rahman. However, it is unclear what services she currently provides for the company. In this regard, we note that she resides in California and your principal business operations are conducted in the greater Las Vegas area. We also note that Ms. Rahman does not receive a salary and you have no employment agreement for her continued service. Revise to state the amount of time Ms. Rahman devotes to Eastern Services Holdings and the business services she provides for the company. Is Ms. Rahman involved in the provision of tax services to your clients? Please also revise to disclose the amount of time Mr. Carrigan devotes to ESG and the value of payments made to him for services rendered to ESG.

ANSWER:

This risk factor has been revised to disclose that Ms. Rahman’s duties include expanding the Company’s client base, specifically with regard to casinos located in California. In pursuit of same, Ms. Rahman devotes approximately 10-15 hours per week on a part-time basis. Mr. Carrigan also devotes his time on a part-time basis of approximately 30 hours per week. The Company currently does not have an employment agreement with Ms. Rahman or Mr. Carrigan. However, we have entered into an Option Agreement with Ms. Rahman pursuant to which she has an option to purchase 500,000 shares of our common stock for a period of two years expiring March 1, 2007 at $1.00 a share. Mr. Carrigan drew a salary of $50,000.

Our common stock is considered penny stock...

14.

Revise to provide a complete definition of “penny stock” and to describe in greater detail the risk to investors relating to the additional requirements placed on broker-dealers in relation to penny stocks, specifically the risk to investors from broker-dealers being less likely to trade in these types of securities due to the requirements referenced in the text of this risk factor.

ANSWER:	This risk factor has been revised to refer to the heading entitled “Penny Stock Considerations.”

Selling Shareholders

15.	Please provide us with a copy of the private placement memo used in conjunction with your December 2004 offering.

ANSWER:	A copy of the Company’s private placement memo used in conjunction with the Company’s December 2004 offering is attached to this amendment as an exhibit.

Plan of Distribution

16.	Please confirm that Eastern Services Holdings and the selling shareholders are aware of CF Tel. Interp.A.65.

ANSWER:

While the Company and the selling stockholders are aware of CF Tel. Interp.A.65, we are unsure if it is applicable in this instance since no market currently exists for the Company’s securities. Therefore, it does not seem possible that a selling shareholder can sell its shares short. We note that CF Tel. Interp.A.65 was answered in the context of a Form S-3 registration statement; therefore the issuer in that case must have had either (i) a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”); (ii) a class of equity securities registered pursuant to Section 12(g) of the Exchange Act; or (iii) was required to file reports pursuant to Section 15(d) of the Exchange Act. The Company has no registered shares, nor is it a reporting Company. Please advise if our interpretation is incorrect and the appropriate revisions to the Form SB-2 will be made.

Directors, Executive Officers, Promoters and Control Persons

17.

Revise to disclose Ms. Rahman’s business experience between 2002 and November 2004. Provide support for the statement that Ms. Rahman brings over 10 years of experience in managing “multinational companies in diverse work environments including manufacturing, retail and advertising.” See Item 401(a)(4) of Regulation S-B.

ANSWER:

This section has been revised to disclose that during period between 2002 and 2004, Ms. Rahman was unemployed. Reference to Ms. Rahman’s experience in managing “multinational companies in diverse work environments” has been removed.

18.

It appears that Mr. Carrigan, as the sole employee of your operating subsidiary, is expected to provide a significant contribution to your business. See Item 401(b). If true, please revise to provide the information called for an Item 401(a) for Mr. Carrigan or provide us with a detailed analysis as to why such disclosure should not be required.

ANSWER:	This section has been revised to include the information required by Item 401(a) for Mr. Carrigan.

Security Ownership of Certain Beneficial Owners and Management

19.

Please revise to confirm that beneficial ownership was calculated pursuant to Rule 13d-3 of the Exchange Act. In this regard, we note that it appears from exhibit 10.2 that Ms. Rahman’s option to purchase 500,000 shares should be included as shares beneficially owned.

ANSWER:

This section of the Form SB-2 has been revised to disclose that Ms. Rahman currently owns 200,000 shares of the Company’s common stock and has the option to purchase an additional 500,000 shares of the Company’s common stock. Based on same, Ms. Rahman beneficially owns 700,000 shares of the Company’s common stock.

Interests of Named Experts and Counsel

20.	Please revise to disclose that Anslow & Jaclin, LLP has provided an opinion on the validity of the securities being registered in this registration statement. See Item 509 of Regulation S-B.

ANSWER:	This section of the Form SB-2 has been revised to disclose that Anslow & Jaclin, LLP has provided an opinion on the validity of the securities being registered in this registration statement.

Description of Business

21.

Please substantially revise your disclosure to provide the information required by Item 101(b) of regulation S-B. For example, it is unclear from your current disclosure the types of “traditional tax analysis, preparation, and business consulting services” you provide to your clients. Are you providing general CPA services or more specialized services? More specifically discuss the types of services you provide and the manner in which you provide these services. See Item 101(b)(1). Revise also to disclose the manner in which you currently develop client relationships and your principal method of providing services to your clients. Does Mr. Carrigan provide all your services as suggested by management’s discussion and analysis? See Item 101(b)(2).

ANSWER:

This section has been amended to disclose that the Company does not perform CPA services; rather it does provide consulting services based on risk assessment via telephone or in a face-to-face setting. In addition, the section has been amended to disclose that client relationships are culminated from many proprietary sources within the Las Vegas/Clark County area and that most of the Company’s clients seek the Company’s services based on word-of-mouth recommendations. This section has further been revised to provide information pursuant to Item 101(b)(2).

22.

We note from the disclosure in your risk factors section that you operate in a highly competitive environment. Revise to disclose who your competitors are and how your company is positioned within your target market. See Item 101(b)(4). We also note that you need to raise additional funds to achieve your expansion strategy. Revise your disclosure to provide a detailed description of your current “successful and profitable business model” and provide a detailed description of how you plan to implement your expansion strategy.

ANSWER:

The Form SB-2 has been revised to include a subheading entitled “Competition” in which the Company discloses that some larger accounting firms, specifically Deloitte & Touche, LLC perform similar services, however the Company is not aware of smaller, niche firms focusing in this area. References to the Company’s “successful and profitable business model” have been removed. In addition, this section has been revised to disclose that the Company expects to expand to California and Mississippi.

23.

We note your disclosure that you currently work with more than 20 casino properties in Las Vegas. Tell us if all of the named casinos are your current or former clients. Please also revise to tell us if you are dependent on one or a few major customers. We note that you have “key” client relationships with Mandalay Bay Group, Coast Casinos, Stations Casinos and Boyd Gaming Corporation.

ANSWER:

This section has been revised to disclose that the Company has an ongoing engagement with each of the named entities, however the amount of time committed to each entity varies month-to-month. In addition, this section has been revised to disclose that the Company is primarily dependent on several large clients; however it does have relationships with several other smaller casinos. A risk factor has been added reflecting the reliance on several larger clients.

Management Discussion and Analysis

24.

Consider including an “Overview” discussion to provide management’s perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company’s executives focus on in evaluating financial condition and operating performance. What factors does management look at in assessing the strength or weakness of your business? What are the material operations, risks and challenges facing your company and how is management dealing with these issues? Refer to Release 33-8350 on our website at www.sec.gov.

ANSWER:	This section has been revised to provide and “Overview” discussion on management’s perspective on its business.

25.

This section should be revised to contain a clear description of both your changes in financial condition and results of operations and your prospects for the future. This discussion should include qualitative and quantitative factors necessary to evaluate your company. See Item 303(b)(1) of Regulation S-B. For example, revise to discuss how the increase or decrease in gaming income in the Las Vegas, NV market impacts your business. Does a decrease in gaming income correspond with an increase in your number of new clients or projects?

ANSWER:

This section has been revised to disclose that when real estate values and the level of mergers and acquisitions activities rise, the Company’s business stands to gain as well thereby increasing revenue. Thus, if gaming income falls, then overall value of a casino property, from a merger acquisition price standpoint, is lower and therefore demand for the Company’s services may be reduced. However, a decrease in income does not correspond to an increase in number of clients.

Critical Accounting Policies

26.

Revise your summary of critical accounting policies as it references items that do not appear in your financial statements. For example, you cite goodwill, contractual allowances, and intangible assets that are not included in the financial statements. In addition, you state your financial statements are prepared in accordance with accounting principles accepted in the United States of America (PCAOB). Be advised that the PCAOB does not establish GAAP.

ANSWER:	This section has been revised per this comment.

27.

Tell us how you considered the requirement to disclose critical accounting estimates in accordance with Section V of SEC Release No. 33-8350. In this regard, it appears that you included all of your significant accounting policies, however, you are only required to disclose those policies that include any accounting estimates or assumptions that require significant judgment and uncertainty. Revise to include the appropriate disclosure.

ANSWER:	This section has been revised per this comment.

Liquidity and Capital Resources

28.

We note that your disclosure includes deferred salaries as a principal source of liquidity. However, it does not appear that you have accrued any costs for salaries that have been deferred. Explain to us how you are accounting for deferred salaries and provide the amounts that have been deferred for the year ended December 31, 2004 and 2003 and the six months ended June 30, 2005. Further, indicate why this is a source of liquidity as it does not provide true cash. Also, describe your payment arrangements with consultants and indicate whether you pay them in advance or until you receive payment from the customer.

ANSWER:	This section has been revised to remove “deferred salaries” as a principal source of liquidity.

29.

We note your disclosure that future revenues will be sufficient to cover budget expenditures and offering expenses. We also note from your second risk factor that you will require a minimum of $150,000 to continue operations over the next 12 months. Expand this section to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive. Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency. Additionally, indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. To the extent you do not have sufficient capital to fund your planned operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Clarify the source(s) of such funding and whether this funding is necessary to successfully implement your business plan. If this is necessary, revise to disclose the outcome if your actions fail.

ANSWER:	The Form SB-2 has been revised to disclose the Company requires $50,000 to continue its operations over the next twelve months and that it currently has such funds in its cash reserves.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Gross Revenues

30.

Revise to indicate how the 8% cap affected revenue earned for the six months ended June 30, 2005. This disclosure should also indicate how this cap affects trends as it appears that this could significantly limit future revenue growth.

ANSWER:	This section has been revised to disclose that (i) although the 8% cap limited the revenue stream for the year ended 2005; the State of Nevada will remove the cap during the year ending 2006; (ii) the cap was instituted as temporary relief for business and residential markets; and, (iii) once the cap is removed, the costing on all of the properties will resume at market value appraisals.

Total Expenses

31.

You disclose that the decrease in expenses for the six months ended June 30, 2004 when compared to the six months ended June 30, 2005 was a result of the decrease in revenues, so less fees were paid out to consultants. Tell us more about the consultant fees that you pay including any contractual terms you have with these consultant.

ANSWER:	In 2005 there were no consultants needed to complete audits because of the limited scope due to the 8% cap on properties.

32.

Tell us, and revise to disclose, the specific causes for material changes from period to period of cost of sales in accordance with Item 303(1)(b)(vi) of Regulation S-B. Further, describe the nature of items classified as cost of services. We note a similar disclosure omission within your results of operations for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003.

ANSWER:

This section has been revised to disclose that (i) Cost of Services are fees paid out to consultants by the hour, typically $80 per hour on average; (ii) cost of services decreased from $5,768 for the nine months ended September 30, 2004 to $4,548 for the nine months ended September 30, 2005, a decrease of $1,220; and (iii) the decrease in cost of services was a result of the decrease in revenues, resulting in a decrease in fees paid to consultants.

Net Income

33.

Clarify why you have a separate discussion for net income and net income from operations. Address the difference between the financial measures or revise as appropriate. We note a similar disclosure within your results of operations for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003.

ANSWER:	This section of the Form SB-2 has been revised to include only discussion of Net Income, thereby eliminating the separate discussion of Net Income from Operations.

Results of Operations for the Fiscal Year Ended December 31, 2004 Compared to the Fiscal Year Ended December 31, 2003

Gross Revenues

34.

Tell us how the “successful audits completed in the downtown Las Vegas, NV market” led to an increase in your fees, which resulted in the increase in gross revenues. Note that MD&A requires not only a “discussion” but also an “analysis” of known material trends, events, demands, commitments and uncertainties. Tell us how you considered SEC Release No. 33-8350 when disclosing the revenue comparisons. Also, indicate whether you can provide recurring services or explain why the customer will use your services after you provided consultation advice.

ANSWER:

The Company’s revenues are performance-based and therefore the Company must prove savings to its clients before it receives payment. Because the Company was able complete more successful audits, it generated more fees. The Company can provide recurring services and because its fees are based on a successful audit, which is determined by a lower evaluation on the property thereby saving the company property taxes, we are only paid then. In the state of Nevada, the properties are evaluated each year; therefore if the Company completes a successful evaluation resulting in savings to a particular client in one year, that client is likely to use the Company’s services in the future.

Description of Property

35.	Revise to disclose the location in Nevada where your principal business operations are conducted. See Item 102 of Regulation S-B.

ANSWER:	The Form SB-2 has been revised to disclose that the Company’s principal place of business is located at 7695 Desperado St., Las Vegas, NV 89131.

Certain Relationships and Related Transactions

36.

We note that a stockholder has loaned the Company working capital in the form of an unsecured demand note. Please disclose the material terms of this transaction here and file any written document, or oral agreement reduced to writing, memorializing this transaction as an exhibit to the registration statement.

ANSWER:	This section has been revised to disclose that Richard Carrigan has loaned working capital in the form of an unsecured demand note.

37.	We note Mr. Carrigan is the sole employ of your operating subsidiary. Revise to disclose all payments made to Mr. Carrigan during the last two years in his capacity as an employee of ESG.

ANSWER:	This section has been revised to disclose that the Company’s subsidiary has paid $160,353 to Mr. Carrigan in 2004 and approximately $60,000 to Mr. Carrigan in 2005.

38.	Revise to disclose the participation by Mr. Carrigan and his family members in your December 2004 unregistered stock offering.

ANSWER:	This section has been revised to disclose that Mr. Carrigan and his family members participated in the Company’s December 2004 unregistered stock offering.

Available Information

39.	Please update your disclosure to provide the new location of the Public Reference Room (Room 1580 100 F Street, NE, Washington, DC 20459).

ANSWER:	This section has been amended to reflect the new location of the Public Reference Room.

Consolidated Financial Statements as of June 30, 2005 and 2004

40.

Revise the headings to the footnotes to clearly mark each page as “unaudited”. Additionally, confirm and disclose that Interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. See instructions (2) of Rule 310(b) of Regulation S-B.

ANSWER:	The headings to the footnotes have been revised to reflect that financial statements for the period ended September 30, 2005 are unaudited.

Consolidated Financial Statements as of December 31, 2004 and 2003

Updating of Financial Statements

41.

Effective November 14, 2005, the age of the financial statements do not satisfy the requirements of Item 310 (g) of Regulation S-B. More specifically, a registration statement should not be declared effective later than the 134th day after the latest balance sheet date. Your registration statement must be updated to include financial statements for the period ending September 30, 2005.

ANSWER:	The financial statements have been updated per the requirements of Item 310(g) of Regulation S-B

Report of Independent Registered Public Accounting Firm

42.

We note that your principal offices are in Santa Monica, California. In view of this, explain to us your basis for engaging an audit firm from Altamonte Springs, Florida. Separately, tell us whether or not your audit firm is licensed to practice in the state of California.

ANSWER:	The Form SB-2 has been amended to include an appropriate risk factor discussing the possible ramifications of retaining an audit firm that is not licensed in California.

Statements of Cash Flows

43.

The balance sheet indicates that you have a bank overdraft included with your accounts payable line-item. Bank overdrafts should be presented as financing activity within the statements of cash flows instead of an operating activity. See AICPA TPA 1300.15.

ANSWER:	The statement of cash flows has been revised per this comment.

44.

You present a single line-item for cash received (paid) from stockholder in the statements of cash flows. Revise to separately present cash received from that of cash paid on a gross basis. The line-items should also clearly indicate the sources of the cash activity (i.e., notes payable, sale of equity instruments). See paragraph 11 of SFAS 95.

ANSWER:	The statements have been revised to separately disclose cash received (paid) from stockholder.

Notes to the financial statements

1 Summary of Significant Accounting Policies, page F-6

Revenue Recognition

45.

Describe in detail who provides the tax services directly to your customers. Indicate your contractual relationship with these individuals and describe the role of the company’s employees in providing these services. This is, explain who establishes contact with potential customers and who provides the service. Explain who developed your “service” portfolio or advice. In this regard, indicate why you believe that you are a principal in these agreements instead of an agent. Your response should address each of the criteria listed in EITF 99-19.

ANSWER:

Richard Carrigan, Katie Connoway, and Dale Moore provde tax services directly to our customers. Mr. Carrigan is the sole shareholder and owner of Eastern Services Group, Inc. Ms. Katie Connoway provides all of ESG’s sevices to their clients at $80 per hour. Dale Moore also provides all of ESG’s servives at $80 per hour. Mr. Carrigan makes contacts with all the customers initially. Mr. Carrigan developed the ‘service’ portfolio. He is not an agent because he owns the company that provides services.

46.

You state that you developed an effective pricing model where most of the revenue you earned is contingent on tax savings and the remaining is a flat fee (see your Description of Business section). Explain how you are accounting for each part of the pricing model. Indicate when you realize the contingent fee portion and explain how soon this fee is determined. Also, explain why you do not present any receivable on your balance sheet. Describe the cash payment terms for customers.

ANSWER:

Revenue is recognized when services are performed by the Company’s majority shareholder and this shareholder concludes the project. A receivable is not recorded in the financial statements until the work has been completed. The company currently services the tax consulting which excludes income tax consulting.

47.

We note your revenue recognition footnote disclosed here and on page F-6 of the Consolidated Financial Statements as of June 30, 2005. Tell us how you consider the revenue recognition criteria outlined in SAB Topic 13. A.1 for each of your revenue transactions. Further, explain what you meant by “Long term contract revenue” as it is disclosed on page F-6 of the Consolidated Financial Statements as of June 30, 2005, and tell us whether that you should be included within your revenue recognition footnote in the Consolidated Financial Statements as of December 31, 2004.

ANSWER:

The disclosure of long-term contracts was termed not as an accounting term but a contract for services based on a contingent payment for services. We have reviewed SAB Topic 13.A.1 and management complies with the general revenue recognition of this topic. The Company has plans to have other sources of revenue, but the Company relies on this tax consulting.

Basis of Accounting

48.

We note your disclosure related to software development costs here and on page F-6 of the Consolidated Financial Statements as of June 30, 2005. Tell us whether you have incurred any costs for software development. If not, clarify why you believe that it is necessary to disclose this policy or revise your footnotes as necessary.

ANSWER:	This disclosure has been removed from the financial statements as it does not apply.

Earnings Per Share

49.

We note your Earnings Per Share footnote disclosure here and on pages F-7 of the Consolidated Financial Statements as of June 30, 2005. Tell us how you considered all of the disclosure requirements outlined in paragraph 40 of SFAS 128. Further, tell us how you considered Ahkee Rahman’s option to purchase 500,000 shares of your common stock in your calculation of diluted earnings per share. Since Ahkee Rahman’s options are considered anti dilutive, revise your filing to adhere to the guidelines in paragraph 40c of SFAS 128.

ANSWER:

The Company has reviewed SFAS 128 and does not feel additional disclosure is required. The option agreement with Ahkee Rahman is not considered dilutive and the disclosure regarding SFAS 128 has been included.

Compensation in the form of stock

50.	Tell us how you account for employee stock-based compensation. Revise your notes to include disclosures pursuant to paragraphs 45-48 of SFAS 123 and paragraph 2 (e) of SFAS 148, if necessary.

ANSWER:	There is no employee stock based compensation plan and the general disclosure regarding SFAS 123 for compensation is considered complete by management.

Income Taxes, page F-7

51.

We note your accounting for income taxes policy disclosure. Tell us how you considered the financial statement disclosures required pursuant to paragraphs 43 through 49 of SFAS 109. Revise as appropriate to include such disclosures.

ANSWER:	The Company has considered SFAS 109 and has disclosed its income tax policy in accordance.

8. Stockholder Equity, page F-8

52.

We note your disclosure that the Company has authorized 100,000,000 shares of common stock...of which 1,600,000 shares have been issued. Reconcile issued shares to the stockholders equity section of the December 31, 2004 balance sheet, which indicates that of the 100,000,000 authorized shares of common stock, 1,400,000 were issued.

ANSWER:

As of December 31, 2004 and September 30, 2005, the Company had 1,400,000 shares issued and outstanding. However, on November 5, 2005, the Company issued 200,000 shares to Ahkee Rahman for services rendered. Based on same, at the time of this amendment, the Company had 1,600,000 shares outstanding, despite not being reflected as such in the financial statements.

Part II

Item 26. Recent Sales of Unregistered Securities

53.

We note your disclosure that the December 2004 offering was done in reliance upon an exemption from registration provided by Rule 506 of Regulation D. You state that, in accordance with Rule 506(b)(1), these shares qualified for exemption since the offering met five requirements you set forth as being contained in Rule 506. Rule 506(b)(1) states that in order to qualify for exemption under this section, offers and sales must satisfy all the terms and conditions of Rules 501 and 502 of Reg. D. However, you refer only to one of the terms and conditions found in those rules in your list of requirements, namely the prohibition on general solicitation and advertising found in Rule 502(c), which is listed as the first requirement in your disclosure.

The second requirement on your list is not applicable to a Rule 506 offering. However, such a requirement would apply to an offering done pursuant to Rule 504 of Regulation D. See Rule 504(a). Please advise.

Your third requirement appears to refer, in part, to the disqualifying provision set forth in Rule 505(b)(2)(iii) while the fourth requirement appears to come from preliminary note 6 to Regulation D and is applicable to all Reg D offerings. Finally, the last requirement you list is not a restriction to any Reg D offering, including an offering pursuant to Rule 506.

Revise your disclosure to provide facts necessary to satisfy your claim of a valid Rule 506 offering. Ensure that you address the specific conditions set forth in Rule 506(b)(2) regarding the limitation on the number and the nature of the purchasers. Disclose how many of the 41 investors who participated in this offering were accredited investors and whether or not the non-accredited investors meet the definition of “sophisticated investors.” Confirm that any non-accredited investors received any necessary disclosure and that the company was available to answer questions from prospective purchasers.

ANSWER:        This item has been revised to disclose that the Company’s unregistered offering was conducted in accordance with Rule 506 on the basis that:

(A) No general solicitation or advertising was conducted by the Company in connection with the offering of any of the Shares;

(B) Each investor received a copy of the Company’s private placement memorandum and completed a questionnaire to confirm that they were either “accredited” or “sophisticated” investors as defined in Rule 501 of Regulation D. Of the 41 subscribers, 6 were “accredited investors” and 35 were “sophisticated investors.” Each sophisticated investor completed a questionnaire confirming that such investor has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of the prospective investment;

(C) The Company’s management was available to answer any questions by prospective purchasers;

(D) Shares issued in connection with in this offering were restricted under Rule 4(2) and certificates indicating ownership of such shares bore the appropriate legend.

Item 27. Exhibits

54.	Please file all documents memorializing your December 2004 unregistered offering as exhibits to the registration statement.

ANSWER:      Copies of the Company’s private placement memorandum and form of subscription agreement have been included as exhibits.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

   By: /s/ Gregg E. Jaclin
Gregg E. Jaclin